Room 4561
Via fax (949) 672-5460

February 27, 2008

John F. Coyne
Chief Executive Officer
Western Digital Corporation
20511 Lake Forest Drive
Lake Frost, CA 92630

      Re: Western Digital Corporation
              Form 10-K for the Fiscal Year Ended June 29, 2007
              Form 8-Ks Filed on November 1, 2007 and January 23, 2008
              File no. 1-8703

Dear Mr. Coyne:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 29, 2007

General

1.   We note the disclosure in footnote 6 to the financial statements in your Form 10-K for the fiscal year ended June 29, 2007, that you had significant sales to "Europe, the Middle East and Africa" in each the fiscal years for which financial statements are provided in the Form 10-K. Your 10-K does not indicate specifically whether you sell to persons in Iran, Syria and Sudan, countries

identified as state sponsors of terrorism by the U.S. Department of State and subject to U.S. economic sanctions and export controls. Please describe for us any past, current, and anticipated operations in, or other contacts with Iran, Syria and Sudan. Your response should include descriptions of contacts through subsidiaries or distributors, or other indirect arrangements, if any. Describe in reasonable detail the nature and scope of any products, technologies, equipment, components, and services you have provided in each of the three countries, as well as any agreements, commercial arrangements or other contacts with the government, or entities controlled by the government, of any of the three countries.

2.   Please discuss the materiality of any operations and other contacts described in response to the foregoing comment, and whether they would constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the past three fiscal years. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value.

We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. Similar legislation relating specifically to investment in companies that do business with Iran has been proposed by several other states. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. Several states have adopted or are considering legislation prohibiting the investment of certain state assets in, and/or requiring the divestment of certain state assets from, companies that do business with Sudan. Harvard University, Stanford University and other academic institutions have adopted similar investment policies. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with countries designated as state sponsors of terrorism.

Your qualitative materiality analysis also should address whether, and the extent to which, the Iranian, Syrian or Sudanese government, or persons or entities controlled by any of those governments, receive cash or act as intermediaries in connection with your operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 34

3.   Reference is made to the tables on page 35 and on page 60, which present similar information. We note on page 35, you have a row labeled, "Europe," and on page 60, the row is labeled, "Europe, the Middle East and Africa." Please advise us why there are different labels for what appears to be similar information.

Note 1. Organization and Summary of Significant Accounting Policies

Reclassifications, page 56

4.   We note your disclosures regarding the reclassification adjustments in the Company's Consolidated Statements of Cash Flows for the fiscal year ended June 29, 2007 and that the Company made similar adjustments in your Form 10-Qs for the quarterly periods ended March 30, 2007 and December 29, 2006. We also note that the reclassification adjustment was made to correctly reflect capital expenditures on a cash basis rather than an accrual basis, and it was discovered in the second quarter of fiscal 2007. Please tell us how you determined, at that time, that these adjustments were not material to the Company's previously filed annual and quarterly financial statements and why you believed that amendments were not necessary. Tell us how you analyzed these adjustments pursuant to SAB 99.

Item 9A. Controls and Procedures, page 70

5.   We note your disclosure that the Company's Chief Executive Officer and Chief
        Financial Officer, concluded that the disclosure controls and procedures were
        effective as required by SEC Rule 13a-15(b). This reference is significantly more
        limited than what is called for under Rule 13a-15(e) of the Exchange Act and
        does not include the complete definition of disclosure controls and procedures.
        The rule requires, among other matters, that the disclosure controls and
        procedures be designed "to ensure that information required to be disclosed by the
        issuer in the reports that it files or submits under the Act…is recorded, processed,
        summarized and reported within the time period specified in the Commission's
        rule and forms" and to ensure that "information required to be disclosed by an
        issuer…is accumulated and communicated to the issuer's management…as
        appropriate to allow timely decisions regarding required disclosure." Please
        confirm, if true, that your disclosure controls and procedures for the relevant
        periods met all of the requirements of this section and that you will conform your
        disclosure in future filings.

Form 8-Ks Filed on November 1, 2007 and January 23, 2008

6.   We believe the non-GAAP operating statement columnar format appearing in the
        Form 8-K filed on November 1, 2007 creates the unwarranted impression to
        investors that the non-GAAP operating statement has been prepared under a
        comprehensive set of accounting rules or principles while also conveying undue
        prominence to a statement based on non-GAAP measures. In addition, Section
        II.A.2 of SEC Release 33-8176 defines non-GAAP measures and does not
        contemplate including non-GAAP financial statements as a "measure." In future
        press releases, please remove that presentation, or explain to us in reasonable
        detail why its retention is justified in light of these concerns. As a substitute for
        this presentation format, you may consider presenting only individual non-GAAP
        measures (i.e., line items, subtotals, etc.) provided each one complies with Item
        10 of Regulation S-K and the Division of Corporation Finance's Frequently
        Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8.

7.   We note you present a non-GAAP measure (non-GAAP net income) that excludes
        acquired in-process research and development and non-recurring tax charges in
        your Form 8-K filed on January 23, 2008. Please tell us how you have considered
        the guidance in Regulation G, Item 10 of Regulation S-K and the guidance set
        forth in the Frequently Asked Questions Regarding the Use of Non-GAAP
        Financial Measures. In this regard, we note that you have not provided a
        reconciliation of the differences between the non-GAAP financial measure
        disclosed with the most directly comparable financial measure calculated and
        presented in accordance with GAAP. Additionally, we note that you have not
        included the following disclosures related to this non-GAAP measure:

- the manner in which management uses the non-GAAP measure to conduct or evaluate its business;
- the economic substance behind management's decision to use such a measure;
- the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
- the manner in which management compensates for these limitations when using the non-GAAP financial measure; and
- the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

Please ensure that your response addresses our above concerns, and if you propose to change your disclosures, please provided us with your proposed disclosure.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

John F. Coyne
Western Digital Corporation
February 27, 2008
Page 6

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kari Jin, Staff Accountant, at (202) 551-3481, Patrick Gilmore, Senior Staff Accountant at (202) 551-3406 or me at (202) 551-3730 if you have questions regarding these comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief